Filed by SAVVIS, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

And deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SAVVIS, Inc.

Commission File No.: 000-29375

All Employee Call

Jim Ousley Chairman and CEO

April 27, 2011

Savvis Proprietary & Confidential – Internal Use Only

Forward Looking Statements

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this release, including statements regarding the expected timing and benefits of the acquisition, such as efficiencies and growth potential, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise with the SEC, which contain and identify important factors that could cause the actual results to differ materially from those contained in the forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink plans to file with the SEC a registration statement on Form S-4 that will include a prospectus of CenturyLink that will also constitute a proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement and the proxy statement/prospectus will contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’s website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Acquisition of Savvis

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Savvis Proprietary & Confidential

Today’s Announcement

•Savvis to be acquired by CenturyLink

•Consideration:

– $40 per share of Savvis common stock

– 75% cash, 25% stock

– Total of $2.5 billion, plus net debt of $0.7 billion which will be assumed or refinanced at close

•Expected to close in the second half of 2011

•Savvis’ headquarters and organizational structure will remain the same, and will operate as a business unit of CenturyLink, led primarily by key members of the Savvis leadership team, including Jim Ousley, who will head the unit

•Subject to customary regulatory review and shareholder approvals

Opportunity for Savvis to join forces with another industry leader and create an even stronger organization better able to reach our vision of ‘leading the global revolution in enterprise IT solutions’

Savvis Proprietary & Confidential

Who is CenturyLink

•Third largest telecommunications company in the United States offering broadband, voice and wireless services to consumers and businesses across the country; operates entertainment services under the CenturyLink™ Prism™ TV and DIRECTV brands

•Products and services include managed IT services, data hosting and colocation, national and local data transport and connectivity including Ethernet, MPLS and managed CPE

•A robust 190,000 mile national network that connects businesses across the country along with international network assets

•Operates 16 domestic data centers along with a Data Hosting and Cloud Services business unit

•Existing relationships with millions of business customers and an organization equipped to sell products services across all business segments locally and nationally

Savvis Proprietary & Confidential

Strategic Rationale

•Creates premier managed hosting and colocation provider with global scale

•Enhances shareholder value in the short- and long-term

•Helps meet growing customer demand for outsourced IT and infrastructure

•Provides increased access to a large and growing market opportunity

•Creates opportunities for employees of both companies

Savvis Proprietary & Confidential

Together We Are Stronger

The combined company will have:

48 data centers located in North America, Europe, and Asia with approximately 1.9 million square feet of gross floor space

A robust, national 207,000 route mile fiber network

A 190,000 mile global access network

A customer list that includes the majority of the Fortune 500 and Fortune 1000

+

Savvis Proprietary & Confidential

Leading Platform with Global Footprint

Savvis Data Centers

Minneapolis

Denver

Chicagp

Santa Clara

Tampa

Richmond

Atlanta

Washington DC area

Montreal

Boston

CenturyLink Data Centers

Savvis Proprietary & Confidential

Top Questions

•What does today’s announcement mean for my job

•Why is this beneficial to me

•Will there be reductions

•How will Savvis fit into CenturyLink’s organizational structure

Savvis Proprietary & Confidential

Key Takeaways

•Greater scale and a wider array of product and service offerings, which have the potential to boost revenue growth, making CenturyLink more competitive and successful in the future

•Savvis’ headquarters and organizational structure will remain the same, and will operate as a business unit of CenturyLink, led primarily by key members of the Savvis leadership team, including Jim Ousley, who will head the unit

•No impact on employment for the vast majority of our people – following the closing of the transaction CenturyLink will employ approximately 50,000 people

•Our mission will remain the same as it is today – focusing on our clients and making Savvis the best company to work with and for

Savvis Proprietary & Confidential

Thank You.

© 2011 Savvis, Inc. All rights reserved. Savvis® is the registered trademark of Savvis Communications Corporation.